UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ADC Therapeutics SA

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H0036K147

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H0036K147

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 15,669,217 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,669,217 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,669,217 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 16.2%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common shares (“Common Stock”) is comprised of 15,669,217 shares of Common Stock owned by certain private investment vehicles and/or sub-advised accounts managed by Redmile Group, LLC, including RedCo II Master Fund, L.P. (“RedCo II”) (collectively, the “Redmile Clients”), which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or sub-advised accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Pursuant to the Issuer’s articles of incorporation, no shareholders of the Issuer, including the Redmile Clients, may own or otherwise control voting rights with respect to more than 15% of the share capital, which would limit the Redmile Clients to voting 14,503,156 shares of its Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on 96,687,709 shares of Common Stock outstanding as of September 20, 2024, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 23, 2024 (the “Schedule 14A”).

CUSIP No. H0036K147

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 15,669,217 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,669,217 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,669,217 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 16.2%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of the Common Stock is comprised of 15,669,217 shares of Common Stock owned by certain private investment vehicles and/or sub-advised accounts managed by Redmile Group, LLC, including RedCo II, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or sub-advised accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Pursuant to the Issuer’s articles of incorporation, no shareholders of the Issuer, including the Redmile Clients, may own or otherwise control voting rights with respect to more than 15% of the share capital, which would limit the Redmile Clients to voting 14,503,156 shares of its Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on 96,687,709 shares of Common Stock outstanding as of September 20, 2024, as reported by the Issuer in the Schedule 14A.

CUSIP No. H0036K147

1	Name of Reporting Person RedCo II Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 12,995,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,995,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,995,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.4%(5)
12	Type of Reporting Person (See Instructions) PN, FI

(5) Percentage based on 96,687,709 shares of Common Stock outstanding as of September 20, 2024, as reported by the Issuer in the Schedule 14A.

Item 1.

(a)	Name of Issuer

ADC Therapeutics SA

(b)	Address of Issuer’s Principal Executive Offices

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC

Jeremy C. Green

RedCo II Master Fund, L.P.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Jeremy C. Green

c/o Redmile Group, LLC (NY Office)

45 W. 27th Street, Floor 11

New York, NY 10001

RedCo II Master Fund, L.P.

c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware

Jeremy C. Green: United Kingdom

RedCo II Master Fund, L.P.: Cayman Islands

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number

H0036K147

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 15,669,217 (1)

Jeremy C. Green – 15,669,217 (1)

RedCo II Master Fund, L.P. – 12,995,040 (2)

(b)	Percent of class:

Redmile Group, LLC – 16.2% (3)

Jeremy C. Green – 16.2% (3)

RedCo II Master Fund, L.P. – 13.4% (3)

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

15,669,217 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

15,669,217 (1)

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

15,669,217 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

15,669,217 (1)

Number of shares as to which RedCo II Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

12,995,040 (2)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

12,995,040 (2)

(1) The Issuer’s common shares reported herein are held by certain Redmile Clients, including RedCo II, for which Redmile Group, LLC is the investment manager/adviser and, in such capacity, exercises voting and investment power over all of the common shares held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The number of common shares beneficially owned by Redmile Group, LLC and Mr. Green excludes 8,163,265 common shares issuable upon the exercise of the pre-funded warrants held by certain Redmile Clients, including RedCo II, as such warrants include a provision that a holder is prohibited from exercising such warrants to the extent that, upon such exercise, the number of common shares then beneficially owned by the holder and its affiliates and any other person or entity with whom the exercising holder’s beneficial ownership would be aggregated for purposes of Section 13(d) under the Act, would exceed 9.99% of the total number of common shares outstanding immediately after giving effect to such exercise. Pursuant to the Issuer’s articles of incorporation, no shareholders of the Issuer, including the Redmile Clients, may own or otherwise control voting rights with respect to more than 15% of the share capital, which would limit the Redmile Clients to voting 14,503,156 shares of its Common Stock (calculated in accordance with footnote (3) below).

(2) The number of common shares beneficially owned by RedCo II excludes 6,107,181 common shares issuable upon the exercise of the pre-funded warrants held by RedCo II, as such warrants include a provision that a holder is prohibited from exercising such warrants to the extent that, upon such exercise, the number of common shares then beneficially owned by the holder and its affiliates and any other person or entity with whom the exercising holder’s beneficial ownership would be aggregated for purposes of Section 13(d) under the Act, would exceed 9.99% of the total number of common shares outstanding immediately after giving effect to such exercise.

(3) Percentage based on 96,687,709 shares of Common Stock outstanding as of September 20, 2024, as reported by the Issuer in the Schedule 14A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

RedCo II Master Fund, L.P.

By:	RedCo II (GP), LLC, its general partner

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member